Exhibit 99.8

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

February 17, 2006

EnCana Corporation

1800-855 2nd Street SW

Calgary, Alberta, Canada T2P2S5

Ladies and Gentlemen:

                We hereby consent to the use of the name DeGolyer and MacNaughton and reference to our name and our "Appraisal Report as of December 31, 2005 on Certain Properties owned by EnCana Oil & Gas USA Inc. SEC Case" (our Report) evaluating a portion of EnCana Corporation's petroleum and natural gas reserves as of December 31, 2005, and the information contained in our Report, as described or incorporated by reference in: (1) EnCana Corporation's Annual Report on Form 40-F for the year ended December 31, 2005, (2) EnCana Corporation's and EnCana Holdings Finance Corp.'s registration statement on Form F-9 (File No. 333-113732), (3) EnCana Corporation's registration statement on Form F-9 (File No. 333-118737), and (4) EnCana Corporation's registration statements on Form S-8 (File Nos. 333-124218, 333-13956, and 333-85598), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1943, as amended.

Very truly yours,

/s/ DeGOLYER and MacNAUGHTON

DeGOLYER and MacNAUGHTON